Annual Information Form

SKYLIGHT HEALTH GROUP INC.

For the year ended December 31, 2021

Dated as of March 30, 2022

PRELIMINARY NOTES

This Annual Information Form (“AIF”) is prepared in the form prescribed by National Instrument 51-102 Continuous Disclosure Obligations of the Canadian Securities Administrators. All dollar amounts in this AIF are expressed in Canadian dollars unless otherwise indicated. All information in this AIF is as of December 31, 2021, unless otherwise indicated.

FORWARD-LOOKING INFORMATION

Certain information contained in this AIF and any documents incorporated by reference herein may constitute forward-looking statements, as such term is defined under Canadian, U.S. and any other applicable securities laws. These statements relate to future events or future performance and reflect management’s expectations and assumptions regarding the growth, results of operations, performances and business prospects and opportunities of the Company. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “intend”, “will”, “project”, “could”, “believe”, “predict”, “potential”, “should” or the negative of these terms or other similar expressions are intended to identify forward-looking statements. In particular, information regarding the Company’s future operating results and economic performance is forward-looking information. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance, achievements or events to differ materially from those anticipated, discussed or implied in such forward-looking statements. The Company believes the expectations reflected in such forward- looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this AIF and any documents incorporated by reference herein should be considered carefully and investors should not place undue reliance on them as the Company cannot assure investors that actual results will be consistent with these forward-looking statements. These statements speak only as of the date of this AIF or the particular document incorporated by reference herein. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about:
•general business and economic conditions;
•the intentions, plans and future actions of the Company;
•the business and future activities of the Company after the date of this AIF;
•market position, ability to compete and future financial or operating performance of the Company after the date of this Prospectus;
•anticipated developments in operations; the future demand for the products and services developed, produced, supplied, or distributed by the Company;
•the timing and amount of estimated research & development expenditure in respect of the business of the Company;
•operating revenue, operating expenditures; success of marketing activities; estimated budgets;
•currency fluctuations;
•the sufficiency of the Company’s working capital;
•requirements for additional capital;
•risks associated with obtaining and maintaining the necessary government permits and licenses related to the business
•government regulation; limitations on insurance coverage; the timing and possible outcome of regulatory matters; goals; strategies; future growth; the adequacy of financial resources; and other events or conditions that may occur in the future;
•compliance with environmental, health, safety and other laws and regulations;
•the ability to attract and retain skilled staff;
•market competition; and
•the potential impact of the COVID-19 pandemic on the Company and/or its operations, and the healthcare industry and currency fluctuations.

Forward-looking statements are based on the beliefs of the management of the Company, as well as on assumptions, which such management believes to be reasonable based on information available at the time such statements were made. However, by their nature, forward-looking statements are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements are subject to a variety of risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation those risks outlined under the heading Risk Factors in this AIF.

The list of risk factors set out in this AIF is not exhaustive of the factors that may affect any forward-looking statements of the Company. The Company does not intend, and does not assume any obligation, to update any forward-looking statements, other than as required by applicable law. For all of these reasons, the security holders of the Company should not place undue reliance on forward-looking statements.

Market and Industry Data

This AIF includes market and industry data that has been obtained from third party sources, including industry publications. The Company believes that the industry data is accurate and that its estimates and assumptions are reasonable, but there is no assurance as to the accuracy or completeness of this data. Third party sources generally state that the information contained therein has been obtained from sources believed to be reliable, but there is no assurance as to the accuracy or completeness of included information. Although the data is believed to be reliable, the Company has not independently verified any of the data from third-party sources referred to in this AIF or ascertained the underlying economic assumptions relied upon by such sources.

NON-IFRS MEASURES

This AIF contains references to certain measures that are not defined under International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). These non-IFRS measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement IFRS measures by providing further understanding of the Company's results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of the Company's financial information reported under IFRS.

This Company uses non-IFRS measures including EBITDA, adjusted EBITDA, realized revenue, realized gross profit and realized adjusted EBITDA. to provide investors with supplemental measures of its operating performance and thus highlight trends in its core business that may not otherwise be apparent when relying solely on IFRS measures. The Company believes that investors, securities analysts and other interested parties frequently use non-IFRS measures in the evaluation of issuers. Management also uses non-IFRS measures in order to facilitate operating performance comparisons from period to period, and assess the Company's ability to meet its future debt service, capital expenditure and working capital requirements.

Please refer to the Company’s annual Management Discussion and Analysis for the year ended December 31, 2021 for the definitions of EBITDA, adjusted EBITDA, realized revenue, realized gross profit and realized adjusted EBITDA presented by the Company and the reconciliation, where applicable, to the most directly comparable IFRS measure.

CORPORATE STRUCTURE

Name, Address and Incorporation

Skylight Health Group Inc. (formerly, CB2 Insights Inc.) (the “Company” or “Skylight”) was incorporated on December 27, 2017 under the Canada Business Corporations Act (the “CBCA”) as a wholly-owned subsidiary of Telferscot Resources Inc. (“Telferscot”). On February 16, 2018 the Company entered into an arrangement agreement with Telferscot and other subsidiaries of Telferscot. On March 18, 2018 the Company filed articles of amendment to effect a change in its share capital. Subsequently, on April 9, 2018 the Company completed an arrangement under the provisions of the CBCA and thereby became a reporting issuer in the provinces of

British Columbia, Alberta and Manitoba. Pursuant to articles of amendment dated December 20, 2018, the Company changed its name to “CB2 Insights Inc.” and consolidated its issued and outstanding common shares (a “Common Share”) on the basis of one (1) post-consolidation Common Share for every sixteen and one-half (16.5) pre-consolidation Common Shares. On February 27, 2019, the Company completed a reverse takeover (“RTO”) with MVC Technologies Inc. The transaction was effected by way of a “three-cornered” amalgamation, whereby a wholly-owned subsidiary of the Company amalgamated with MVC under the provisions of the Business Corporations Act (Ontario) (the “OBCA”) and the former shareholders of MVC received one (1) (post-consolidation) Common Share for each one (1) common share of MVC issued and outstanding on the closing date or the RTO. On November 23, 2020 the Company filed articles of amendment to change its name to Skylight Health Group Inc. On November 25, 2020 the Company announced the launch of its rebranding under the Skylight Health brand effective November 30, 2020. On March 31, 2021 the Company filed articles of amendment deleting the First Preferred Series A Shares. On May 28, 2021, the Company completed a consolidation of its share capital on the basis of five existing common shares for one new common share. As a result of the Share Consolidation, the 190,802,347 common shares issued and outstanding as at that date were consolidated to 38,160,473 common shares outstanding. All information in this AIF is presented on a post-Share Consolidation basis, including comparatives. On December 1, 2021, the Company filed articles of amendment to issue 9.25% Series A Cumulative Redeemable Perpetual Preferred Shares (“Series A Preferred Shares”).

The Company has its head and registered office located at 5520 Explorer Dr., Suite 402, Mississauga, Ontario L4W 5L1.

Inter-Corporate Relationships

Set out below is the corporate structure of the Company and its material subsidiaries, including the corporate jurisdiction of the subsidiary owned, controlled or directed by its parent.

Skylight Health Group Inc. (formerly CB2 Insights) (TSXV: SLHG NASDAQ: SLHG)
MVC Technologies Inc. (Ontario Corp 2010) Original Corp 3 part amalagamation for RTO in 2019 to create CB2 Insights Inc.
MVC Technologies USA Inc. (Delaware Corp; US Clinical Operations)
Skylight Health Group, Inc. (US Parent) (Delaware Corp; US Clinical Operations)
Healthcare Resource Management, LLC
Maverick County Medical Family Center, P.A.
Michael R. Jackson, M.D., P.S.
Apex Family Medicine LLC
River City Medical Associates, Inc.
70%
Skylight Health Group CO LLC
Skylight Health Group Management of Florida, LLC
Skylight Health Group Management of Pennsylvania, LLC
Skylight Health Group Management of Massachusetts, LLC
Skylight Health Group Management of New Jersey, LLC
Infinite Care LLC
The Doctors Center, Inc.
Aspire Health Concepts, Inc
Skylight Health Group MA, P.C.
Skylight Health Group New Jersey, P.C.

1.Solid line indicates 100% ownership, unless otherwise noted.
2.Dotted line indicates control via administrative services agreements and succession agreements.

The Company holds directly or indirectly 100% of the issued and outstanding securities of MVC Technologies Inc. (“MVC”) a corporation incorporated under the OBCA. In the United States, the Company’s operations are carried out by Skylight Health Group, Inc. (“SHG USA”) and MVC Technologies USA Inc. (“MVC USA”), both Delaware corporations and wholly-owned subsidiaries of MVC.

GENERAL DEVELOPMENT OF THE BUSINESS

Skylight Health Group Inc. is a healthcare services and technology company, working to positively impact patient health outcomes. The Company operates a US multi-state primary care health network comprised of physical practices providing a range of services from primary care, sub-specialty, allied health, and laboratory/diagnostic testing. The Company is focused on helping small and independent practices shift from a traditional fee-for-service (FFS) only model to include value-based care (VBC) through tools including proprietary technology, data analytics and infrastructure. VBC will lead to improved patient outcomes, reduced cost of delivery and drive stronger financial performance from existing practices.
The Company was founded in 2014, by founders with extensive experience in clinical practice management in Canada and the US, as owners, operators, and consultants to outpatient medical centers across a variety of specialties from primary care, urgent-care, sub-specialty, and allied health & wellness. SHG is founded on a model designed to drive towards helping small and independent practices adopt value-based capabilities and take on varying levels of risk. According to a report on The State of Primary Care in the US from the Robert Graham Center, the US healthcare outpatient market is highly fragmented with over 56% of clinics and clinicians working independently and in small care groups. These practices struggle the most with developing and deploying VBC due to the increased investment in technology, infrastructure, and capacity. As the industry continues to be consolidated by large health networks, there is a need and demand by patients to maintain the same level of patient care and treatment outcomes lost within the consolidation by legacy health networks. SHG positions itself as the disruptor to legacy health networks. Providing an opportunity to consolidate with SHG while maintaining patient treatment quality, accessibility and affordability and preserving the way healthcare should be delivered. SHG also positions itself to partner with health plans as they aim to provide more comprehensive care services to patients across varying risk groups and capitation models to lower the cost of downstream costs.
SHG practices offer both in clinic and virtual care services through telemedicine and remote patient monitoring. As part of developing the infrastructure for improved access within its practices, the Company expects to expand offerings to patients including a nursing and advisory hotline, same day access, annual wellness reminders and screening protocols, improved access to home-care and remote care services.
The Company’s vision and business model is to drive towards an outcome-based reimbursement model, more commonly referred to as the Value-Based model. The Company works through an acquisition strategy that focuses on current fee-for-service (FFS) practices that will convert to value-based care (VBC) or capitation-based payment models. In a FFS model, payors (commercial and government insurers) reimburse on an encounter-based approach. This puts a focus on volume of patients per day. In a VBC model, payors reimburse typically on a capitation (fixed fee per member per month) basis. This places an emphasis on quality over volume. The Company’s revenues will largely be driven by insurable services paid for by payors currently in a FFS model but in the future in a blended or VBC model.

Three Year History

The following is a description of how the Company’s business has developed over the last three completed financial years. This section focuses on the business undertaken by MVC prior to the RTO and excludes any of the Company’s business in order to take the reader through a logical journey to the business initiatives today.

2019

2019 brought about growth within the Company’s clinical operations and technology and research business units. The Company’s focus was on extending the clinical operations of its uninsured services and subsequently amassing patient rosters across new states. Also, within the year, the Company focused on strengthening its technology platform and research capabilities both domestically and internationally.

On January 17, 2019, MVC completed a non-brokered private placement financing with the issuance of an aggregate of 75,000 units at a price of $2.50 per unit for gross proceeds of $0.2 million. Each unit consisted of one common share and one half of one common share purchase warrant. An aggregate of 37,500 warrants were issued with each whole warrant exercisable to purchase one common share of the Company at a price of $4.00 for a period of three years from the date of issuance.

During January and February 2019, MVC closed four tranches of a private placement financing of subscription receipts with the issuance of 951,668 subscription receipt units for gross proceeds of $2.4 million. Each subscription receipt unit was convertible into one MVC common share and one-half common share purchase warrant of MVC. An aggregate of 951,668 MVC common shares and 475,834 warrants were issued on the automatic conversion of the subscription receipt units immediately prior to the completion of the RTO, with each whole warrant exercisable to purchase one MVC common share at a price of $4.00 for a period of three (3) years from the date of issuance. MVC also issued 5,208 broker warrants in combination with the closing of the subscription receipt unit financing. Each broker warrant entitled the holder to purchase one subscription receipt unit at a price of $2.50 for a period of three (3) years, with each whole warrant exercisable to purchase one MVC common share at a price of $4.00 for a period of three (3) years from the date of issuance. In relation to this financing the MVC paid cash issuance costs of $23.7 thousand.

On February 27, 2019, the Company completed the RTO, whereby it acquired all of the issued and outstanding common shares of MVC pursuant to a three-cornered amalgamation. Pursuant to the RTO, a wholly-owned subsidiary of the Company and MVC amalgamated and the resulting entity, MVC Technologies Inc., became a wholly-owned subsidiary of the Company. Under the terms of the RTO, the Company issued one post-consolidation Common Share for each one common share of MVC then issued and outstanding and all convertible securities of MVC were exchanged for convertible securities of the Company on equivalent terms.

On March 5, 2019, $959,000 principal amount debentures, plus accrued interest of $0.1 million, were converted into 1,518,909 Common Shares, including a 10% penalty multiplier, as MVC was unable to complete the RTO by the conversion date as stipulated in the debenture agreement.

On March 5, 2019, the Company entered into a binding agreement to acquire the assets of MedEval Clinic LLC, (MedEval Clinic) an alternative medical care and education center group with multiple locations in Colorado and Arizona. The total consideration was US$0.2 million cash and the issuance of 90,000 Common Shares upfront at a price of $1.55 per Common Share and 20,000 Common Shares issued in November 2019 at a price of $0.625 per Common Share.

On March 6, 2019, the Company commenced trading on the CSE under the symbol “CBII”.

On March 27, 2019, the Company signed an agreement with Premier Health Group (PHG) to integrate its Clinical Decision Support into PHG’s Electronic Medical Records platform to provide physicians with a tool built for managing alternative therapies to be used at the point-of-care to assess treatment options for patients.

On April 4, 2019, the Company acquired the assets of Colorado-based Rae of Sunshine Health Services (“ROSH”) LLC, operating as “Relaxed Clarity” for a cash payment of US$0.2 million and the issuance of 100,000 Common Shares at a price of $1.55 per Common Share. During 2019, the Company issued ROSH 356,672 Common Shares in relation to the milestone incentive payments. During 2020, the Company issued ROSH a further 377,911 Common Shares in relation to milestone incentive payments.
On May 17, 2019, the Company commenced trading in the US on the OTCQB market under the symbol “CBIIF”.

On June 14, 2019, the Company entered into a binding agreement for the purchase of 100% of the patient list of New Jersey Alternative Medicine LLC (NJAM), an alternative medicine clinic group with multiple locations in New Jersey under an earn-out arrangement with no cash or other consideration payable on the closing date.

On January 28, 2020, the Company issued NJAM 500,000 Common Shares priced at $0.70 per Common Share to settle all obligations under the agreement.

On June 24, 2019, the Company entered into an agreement with Merida Capital Partners II LP (“Merida”) whereby the terms of the promissory note dated December 20, 2018 issued by the Company and referred to above were amended, an additional amount of US$0.6 million was advanced to the Company and the balance of such promissory note was increased from US$2.4 million to US$3.0 million. In connection with the agreement, all accrued unpaid interest payable to Merida Capital in accordance with the terms of the promissory note for the period of December 20, 2018 through June 24, 2019 was paid through the issuance of 243,904 Common Shares.

2020

The Company successfully navigated several major inflection points. Amidst the challenges of limited cash entering Q1 2020, the Company was able to continue improving on its operations and manage costs in line with seasonality of its US business.

The impact of the COVID-19 pandemic in March resulted in a significant shift in business model from in-clinic services to a near total virtual telehealth model. Thanks to the efforts of the team and established technology framework, the Company was able to quickly react and regain patient visits and volumes based on the lack of access to in-clinic services. In support of this, the Company also saw a rise in patient visits and adoption to its technology by physicians, patients, and clinical staff.

The Company also underwent a major shift in its overall business model and rebranded to Skylight Health Group as it re-positioned itself in the US markets to move to addressing a larger need in the market, accessibility and quality in primary care delivery to patients. Driven by patient need, the Company determined the shift in response to both factors driving the future trends in VBC as well as the need from patients for a more comprehensive form of care delivery. Skylight’s repositioning provided a further opportunity to see strong growth by way of acquisition, further enhancing the growth trajectory of the Company.

Following a strong demonstration of execution in Q2, the Company further bolstered its financial position through the extinguishing of its Amended Note and subsequent financings all at premiums to the first round in September 2020 adding over $20 million in aggregate net proceeds in Q3 and Q4 2020.
On January 29, 2020, the Company appointed Tom Brogan, as an independent director to Board of Directors. Mr. Brogan is currently the CEO and Chairman at Vestrum Health, an electronic healthcare record data company which delivers information systems to pharmaceutical manufacturers, physician practices and other healthcare stakeholders. On the same day, the Company also appointed Norton Singhavon Interim Chairman of the Board and the Audit Committee.

On January 27, 2020, the Company announced that it had issued an aggregate of 243,751 Common Shares to Merida Capital as part of its interest payment on a debt note. In addition, the Company agreed to issue an aggregate of 497,425 Common Shares as part of a debt settlement on current liabilities of which approximately 0.36 million Common Shares were be issued to insiders and directors in lieu of certain compensation.

In April 2020, the Company launched Skylight Health Group (“SHG”) as part of its clinical operations in the United States. SHG provides a range of integrated health services from primary medical care to consultative specialist care, alternative health, wellness and multi-disciplinary services and products to its patient population. SHG services are reimbursable in accordance with the rules, regulations and requirements by the Centers for Medicare and Medicaid Services (“CMS”), as well as other private health insurers within each operating state where its physicians, practitioners and patients will be able to enjoy the benefits of an expanded service offering. The primary focus of the SHG is to provide a broad array of primary and alternative healthcare services including family/specialty medicine and interdisciplinary services focusing on comprehensive care, chronic disease management and health promotion/education.

In April 2020, the Company qualified for relief funds in the United States due to the COVID-19 Pandemic. Total funds of USD $0.7 million were received to support payroll and rent relief efforts. The funds used as part of the guidelines, provided support for the Company to withstand the initial impact to its brick-and-mortar services during the early impact of COVID-19 in March 2020.

In June 2020, the Company entered into an amended and restated promissory note (the “Amended Note”) with Merida, which amended the terms of a promissory note originally issued by the Company on December 20, 2018 and amended in June 2019. Under the terms of the Amended Note, the principal amount of USD $3 million would have become payable on December 24, 2022 instead of December 24, 2020 and earned an annual interest rate of 8% reduced from 12%. The Amended Note was payable at the Company’s option, either in cash or in Common Shares. The Amended Note was converted into 2,082,450 Common Shares fair valued at $2.65 per share on October 29, 2020. As consideration for the amendments, the Company issued warrants entitling the holder to purchase up to 0.6 million Common Shares at an exercise price of CAD $0.70 per Common Share during the period commencing on the first anniversary of date of issuance of the warrants and ending three years from such issuance date.

In September and October 2020, the Company issued 6,890,728 units (the “Units”) by way of a non-brokered private placement, at a price of $0.75 per Unit, for gross proceeds of $5.2 million (the “PP Offering”). Each Unit is comprised of one Common Share and one half of one whole Common Share purchase warrant (each whole warrant, a “PP Warrant”). Each PP Warrant is exercisable to acquire one additional Common Share at an exercise price of $1.00 for a period of 24 months following the closing date of the PP Offering. The Company paid finder’s fees in the aggregate amount of $0.2 million and issued an aggregate of 267,556 warrants (the “PP Finder Warrants”) to certain parties in connection with the PP Offering. Each PP Finder Warrant entitles the holder to purchase one Common Share at an exercise price of $1.00 for a period of 24 months following the closing date of the PP Offering.

On October 7, 2020, the company announced, that it had acquired assets of Maverick County Medical (“MCM”) - a Texas-based Primary Care Medical & Wellness Clinic. MCM provides Primary Care Services to over 10,300 patients in Eagle Pass and surrounding regions. The Company paid total cash consideration of $1.0 million (US$0.7 million), 50% of the cash awarded at signing of the transactions and 50% due in six months from the date of completion of transaction.

On October 28, 2020, the Company announced the completion of the acquisition of a Tacoma- Washington primary care services group Michael R. Jackson, M.D., P.S., operating as “JMC”. The Washington-based Tacoma medical clinic owned by Dr. Jackson has been providing Primary Care Services to over 10,000 patients in University Place and surrounding regions. The Company paid total cash consideration of $0.4 million (US$0.3 million). The terms of the transaction include a customary transition by the previous owners for a period of up to one year to ensure successful continuity of care for patients in the practice.

On November 19, 2020, the Company completed a short form prospectus offering by issuing 2,447,2000 Common Shares priced at $2.35 per share for gross proceeds of $5.8 million. The Company paid underwriters fees of $0.4 million and issued 174,496 broker warrants exercisable at $2.35 until November 19, 2022.

On November 25, 2020 the Company announced the approval of its name change to Skylight Health Group Inc. and announced the launch of its rebranding under the Skylight Health brand effective November 30, 2020.

On December 30, 2020, the Company completed a short form prospectus offering by issuing 2,760,000 Common Shares, priced at $5.00 per share for gross proceeds of $13.8 million. The Company paid underwriters fees of $0.7 million and issued 149,600 broker warrants exercisable at $5.00 until December 30, 2022.

On December 30, 2020, the Company announced the completion of the acquisition of the assets of Healthcare Resources Management LLC which operates Perimeter Pain and Primary Clinic in in Cookeville, Tennessee in consideration for the payment of $1.0 million (US$0.8 million).

2021

On January 4, 2021, the Company announced the completion of the acquisition of the assets of a medical clinic in Denver, Colorado in consideration for the payment of $2.3 million to be paid in installments over a six-month period.

On January 6, 2021, the Company commenced trading on the TSX-V under the symbol “SHG”.

On January 14, 2021, the Company appointed Grace Mellis, as an independent director to the Company’s Board of Directors. Ms. Mellis has a robust background in strategy and finance leadership roles with over 28 years of success and experience: Almost a decade at JP Morgan Chase serving as Managing Director, Head of International Strategy, and Investor Services CFO for EMEA within the Corporate and Investment Bank. Former CFO and VP of Corporate Finance and Business Intelligence at Greendot Corporation, a US $3.1B market cap NYSE listed company. Founder and director of IGA Capital which provides consulting and advisory services to primarily early-stage companies.

On February 3, 2021, the Company announced the completion of the acquisition of six medical clinics in Florida in consideration for a purchase price of $5.6 million (US$4.4 million) of which approximately 66% is payable in cash within 90 days of the closing date and the balance is payable in Common Shares issued quarterly over 15 months. On closing the Company issued 74,833 Common Shares priced at $6.39 per share representing 20% of the total share consideration. Each subsequent tranche of shares representing 16% of the share consideration will be priced at the greater of the 10 day average, the minimum price allowed by the TSX-V at the time of issuance.

On February 17, 2021, the Company announced the appointment of Dr. George Feghali as Chief Medical Officer.

On February 23, 2021 announced that it has partnered with Amazon Web Services (“AWS”) to utilize their infrastructure and tools as part of a big data strategy. The Company will combine data from hundreds of different sources and use tools available in AWS, from Business Intelligence platforms to Artificial Intelligence to identify ways to improve patient care while increasing clinic efficiency and revenue potential.

On February 26, 2021, the Company announced the appointment of Andrew Elinesky as Chief Financial Officer.

On March 4, 2021, the Company announced that it has entered into Letters of Intent to acquire 3 independent Primary Care practices in the United States each of which are anticipated to close in the second quarter of fiscal 2021.

On March 16, 2021, the Company announced the appointment of Patrick McNamee as Chairman of the Board of Directors. Mr. McNamee succeeded Norton Singhavon who remained involved as an active member of the Board. Mr. McNamee has previously acted as EVP and COO of Express Scripts, where he led all major activities of the $120B+ technology-driven pharmacy benefit management company.

On April 5, 2021, the Company announced the closing of primary care clinical group Rocky Mountain in Colorado. Rocky Mountain expands SHG to over seven new locations in the Denver and Boulder area. Skylight Health Group has agreed to pay a total of $13.3 million (US$10.7 million) in cash to acquire the full assets of Rocky Mountain.

On June 7, 2021, the Company commenced trading on the Nasdaq under the symbol “SLHG”. In conjunction with the new Nasdaq symbol, the common shares also began trading on the TSX Venture Exchange on June 7, 2021 under the new symbol “SLHG.”

On May 26, 2021, the Company closed a bought deal offering with a syndicate of underwriters led by Raymond James Ltd. as sole bookrunner and co-lead underwriter and Stifel GMP as co-lead underwriter on behalf of a syndicate including Beacon Securities Limited, Echelon Wealth Partners Inc., and Bloom Burton Securities Inc. (collectively the "Underwriters"). Pursuant to this, the Underwriters were issued, on a bought deal basis, with full exercise of the Underwriters' 15% over-allotment option, 1,970,360 common shares of the Company at a price of $7.00 per common share for gross proceeds of $13.8 million.

On May 28, 2021, the Company completed a consolidation (“Share Consolidation”) of its share capital on the basis of five existing common shares for one new common share. As a result of the Share Consolidation, the 190,802,347 common shares issued and outstanding as at that date were consolidated to 38,160,473 common shares outstanding. The Share Consolidation was previously approved by the shareholders at the Annual General Meeting held on February 22, 2021.

On June 23, 2021, the Company acquired 100% of the identified assets of Florida based primary care group Doctors Center Inc. (“Doctors Center) for a total cash transaction value of $2.8 million (US$2.2 million).

On July 7, 2021, the Company appointed Dr. Kit Brekhus as Chief Medical Officer (“CMO), taking over from Dr. Georges Feghali who served as CMO from February 2021.

On July 13, 2021, the Company acquired 100% of the interest of ACO Partners LLC, a new Accountable Care Organization (“ACO”) that will begin participating in the Medicare Shared Savings Program offered by the Centers for Medicare and Medicaid Services (“CMS”) effective January 1, 2022 for a total cash consideration of $312.9 thousand (US$250.0 thousand). Subsequently, the Company determined it would not receive approval on the ACO application to the CMS by January 31, 2022. The cash paid on closing date of $78.2 thousand (US$62.5 thousand) has been written off as of December 31, 2021 and no further amounts are payable.

On August 26, 2021, the Company appointed Mohammad Bataineh as President, taking over from Kash Qureshi who became Chief Corporate Officer.

On September 16, 2021, the Company acquired 70% of the membership interest of Pennsylvania based Primary Care Clinic Group, Aspire Health Concepts, Inc. (“Aspire”) for a total cash consideration of $2.0 million (US$1.6 million).

On October 7, 2021, the Company announced the execution of a Participation Provider Contract with a leading Fortune 50 national healthcare organization who is a recipient of a Direct Contracting Entity (“DCE”) license, with the Company’s participation beginning in 2022.

On October 12, 2021, the Company appointed Greg Sieman as senior vice president of marketing and communications. Prior to Skylight, Greg was SVP of Marketing at Oak Street Health, and, more recently, the chief revenue & communications officer at Lifespace Communities.

On October 29, 2021, the Company announced the execution of a Definitive Agreement with New Frontier Data to divest 100% of assets related to its legacy businesses Canna Care Docs, MedEval Clinic LLC, ROSH and New Jersey Alternative Medicine LLC (“Legacy Business”) for total cash consideration of $11.1 million (US$8.6 million). $5.2 million (US$4.0 million) was paid on closing on December 15, 2021, with the remainder of the balance paid over three installments at 12 months, 18 months and 24 months from the date of closing. A gain on disposal of $5.6 million was recognized.

On December 6, 2021, the Company announced the closing of the registered offering of the Series A Preferred Shares at a price to the public of US$21 per share for gross proceeds of US$5.8 million. The Series A Preferred Shares trade on the Nasdaq Capital Market under the symbol “SLHGP”.

On December 6, 2021, the Company declared dividends on the Series A Preferred Shares to the shareholders of record on December 6, 2021, payable on December 20, 2021, in the amount of US$0.0964 per share. Declaration of monthly dividends of US$0.1927 per share on the Series A Preferred Shares commenced on December 22, 2021 and has continued to date.

Impact of COVID 19

On March 11, 2020, the COVID-19 outbreak was declared a pandemic by the World Health Organization, which has since caused significant financial market and social dislocation. In particular, the federal government of the United States responded to the pandemic with various declarations of emergency, which resulted in travel and entry restrictions. It also imposed guidelines and recommendations regarding the closure of schools and public meeting places, lockdowns, and other restrictions intended to slow the progression of the virus, which state, territorial, tribal, and local governments have followed. To date, the COVID-19 crisis has not materially impacted the Company’s operations, financial condition, cash flows and financial performance. The Company’s employees and consultants have been able to continue their work uninterrupted and the Company continues to have full access to its business operations in Canada and the United States.

In response to the outbreak, the Company has instituted operational and monitoring protocols to ensure the health and safety of its employees, which follow the advice of local governments and health authorities where it operates. The Company has adopted a work from home policy where possible. The Company continues to operate effectively whilst working remotely. The Company will continue to monitor developments of the pandemic and continuously assess the pandemic’s potential further impact on the Company’s operations and business. The situation is dynamic, and the ultimate duration and magnitude of the impact of the pandemic on the economy and the financial effect on the Company’s operations and business are not known at this time.

See “Risk Factors - Public Health Crises such as the COVID-19 Pandemic and other Uninsurable Risk”.

DESCRIPTION OF THE BUSINESS

General

Business Model

The Company’s business model is primarily driven through its clinical operations that offer medical services to patients in the US through virtual and physical care in 6 US states. During 2019, the Company was also able to begin validating its technology and contract research services, which generated incremental revenue by the end of 2019, and continued to grow throughout the 2020 and 2021 calendar years. The Company operates a US multi-state primary care health network comprised of clinics providing a range of services from primary care, sub-specialty, allied health, and laboratory/diagnostic testing. The Company is focused on helping small and independent practices shift from a traditional FFS only model to include VBC through our proprietary technology, unique data analytics and our robust operations infrastructure.

At present, the Company operates and offers services in three vertical markets: medical services, technology & data analytics, and contract research and development services, as described in more detail below. Each vertical market is autonomous but works in tandem with the others. The Company integrates patient access, proprietary technology and consulting services to bring a comprehensive solution.

The Company’s practices offer both in-clinic and virtual care services through telemedicine and remote patient monitoring. As part of developing the infrastructure for improved access within its practices, the Company expects to expand valued-based health service offerings to patients based on quality improvement plans aimed at population and patient health management.

The Company has a disciplined operating model that allows the Company to deliver desired results in a time-efficient and cost-effective manner to its clients and to run a fiscally responsible business.

Clinical Operations - Access to patient-centred integrative healthcare services. Operating as Skylight Health Group, the Company’s clinical operations span more than 5 states in the US and currently serve over 85,000 unique patients annually from continuing operations (66,000 from discontinued operations from sale of the Legacy Business).

As a result of organic clinical growth and strategic acquisitions outlined above, the Company is now a major medical services organization in the US that specializes in integrative medical services. The Company’s acquisition strategy was designed to provide it with improved access to new markets and enable the Company to realize significant economies of scale that would improve on the overall profitability margin of the business.

The Company expects going forward that most investments made during the year ended December 31, 2021 will result in both a higher growth of revenue driven organically and by acquisition but will also result in a stronger EBITDA recognition. The Company is focused on revenue growth which it believes is how its peers are measured and expects to compete aggressively for market share growth. Further, as the Company advances its participation in value-based care programs, it expects to see increased expenses in the near term which will be offset by the expected growth in revenue through shared savings and more economical payor agreements.

Technology & Data Analytics - Skylight Health Group – Technology and Data Analytics to Improve Patient Care, Health Outcomes, and Clinical Efficiencies

Skylight Health Group is employing a big data strategy that utilizes cloud infrastructure to combine data from hundreds of data sources and to provide a framework for the development analytics solutions. These analytic solutions will be used across the organization to improve patient care while increasing clinic efficiency, revenue potential and identifying opportunities for growth.

The Skylight Health Group approach will enable acquired clinics to take advantage of the guidance from its centralized team of clinical and operational experts whose insights will be powered by this big data strategy.

Aggregating the data from its clinics will allow Skylight Health Group to:
•Improve patient outcomes by identifying key markers of health and disease, reduce hospital visits, enhance monitoring, and increase satisfaction and quality of life by tracking metrics that are important to patients.
•Increase patient engagement in their own health by identifying and targeting patients who may benefit from preventative care, improve treatment plan compliance through targeted communication and education, and remove barriers allowing patients to become active in their own care.
•Improve safety by identifying patients at risk, and then enabling appropriate care and monitoring.
•Increase operational efficiency by decreasing the administrative burden on physicians and allowing for ways to improve billing and revenue cycle management.

Skylight Health Group has also developed several proprietary technologies that function as patient record platforms or integrate with other electronic health systems currently used by the clinics. These systems have been designed to standardize and optimize the workflows and management of the Company’s wholly owned clinical operations.

Contract Research and Development - The Company has amassed a substantial registry of patients seeking and using integrative treatments, conventional medications and alternative plant-based medicines. This allows the Company’s partners to have access to the Company’s database for a more time efficient and cost-effective approach. The Company’s team has extensive experience in providing CRO services to allow the Company to offer a turnkey solution across all phases of drug development including randomized control, pragmatic and post-marketing clinical trials. The Company’s services are designed to identify and support clinical trial data through the generation of safety and efficacy claims from RWE. The Company may leverage any combination of its technology, patient registry and/or industry knowledge to support large-scale projects that focus on studying integrative therapies in various markets.

The Company’s research and development team can work to support internal research departments and organizations to complement the services offered, or act as a full service CRO providing support from feasibility studies, clinical trial designs, regulatory and drug applications, protocol development and ethics/IRB approval, patient clinical site recruitment, site monitoring and adverse events reporting, medical writing and publication submission.

Segmentation

The Company’s current revenue is generated predominantly through its clinical operations by way of medical services.

The following table shows the details of revenues for the years ended December 31, 2021 and December 31, 2020.

in 000’s of dollars	December 31, 2021	December 31, 2020
Revenues
Clinic	26,553	446
Contract Research solutions	584	190
Software	20	53
Total	27,157	689
Revenue from discontinued operations	10,613	12,452
Realized revenue	37,770	13,141

Specialized Skill and Knowledge

The Company’s business is dependent on skilled employees and contractors in the areas of practice management and on skilled and knowledgeable medical practitioners and trained medical assistants.

Competitive Conditions

The Company experiences competition from other healthcare providers, hospitals and telemedicine companies. Most competition is regionalized and highly fragmented. The US Healthcare market, in particular in the primary care market, is comprised of about 56% independent or small group practices. The Company believes that it has the financial resources and specialized skills and knowledge to compete with others in the markets where it is currently carrying on business.

Intangible Properties

The Company’s intangible assets are an important part of its business and its ability to compete in the markets where it is currently carrying on business. These intangible assets include patient lists, software, trademarks, and its brands for its offered services. The Company’s intangible assets are wholly owned by it.

Cycles

The business of the Company is in part cyclical in nature. Sales of the Company’s services tend to be slower in the first and last calendar quarter than in the remainder of each year. However, the Company does not anticipate being affected by more general economic downturns.

Economic Dependence

The Company’s business is dependent on the availability of medical insurance in the United States. In this regard, the Company’s business may be affected by changes in insurable services, as it may affect its billings and services offered. The Company’s services are governed by the policies of the Centers for Medicare and Medicaid, a federal agency of the United States that administers the nation's major healthcare programs including Medicare, Medicaid, and CHIP.

The Company is dependent on its relationships with the “Skylight Health PCs”, which are affiliated professional entities that the Company does not own, to provide healthcare services, and the Company’s business would be harmed if those relationships were disrupted or if the arrangements with the Skylight Health PCs become subject to legal challenges. See “Risk Factors - The Company is dependent on its relationships with the Skylight Health PCs.”

Environmental Protection

The Company uses, generates, stores, handles, and disposes of potentially hazardous materials at its clinical operations.

New laws and regulations, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination, new clean-up requirements or claims on environmental indemnities the Company committed to may result in the Company having to incur substantial costs. This could have a materially negative effect on the Company’s financial condition and results of operations.

The Company believes its current operations are in compliance in all material respects with environmental laws and regulations. Environmental protection requirements do not have material financial or operational effects on the Company’s capital expenditures, profit or loss or competitive position.

Employees

As of December 31, 2021, the Company has 259 employees and contractors in Canada and the United States. These numbers exclude physicians who provide services though the Company’s clinical operations

Foreign Operations

The Company derives most of its revenue from its operations in the United States. In addition, the Company is working on pilot programs with clients in the United Kingdom and Canada. At present, the Company is dependent only on revenues from its US operations and not from these activities in the United Kingdom and Canada.

RISK FACTORS

The Company’s business involves numerous inherent risks as a result of the nature of the business, global economic trends, as well as local social, political, environmental and economic conditions in Canada, the Company’s areas of operation. As such, the Company is subject to several financial and operational risks that could have a significant impact on its ability to generate any future profitability and its levels of operating cash flows.

The Company assesses and attempts to minimize the effects of these risks through careful management and planning of its operations and hiring qualified personnel but is subject to a number of limitations in managing risk resulting from its early stage of development and the jurisdictions of its exploration activities.

Below is a summary of the principal risks and related uncertainties facing the Company. Such risk factors could have a material adverse effect on the Company’s business, financial condition and results of operations or the trading price of the Common Shares.

General

A purchase of any of the securities of the Company involves a high degree of risk and should be undertaken only by purchasers whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. An investment in the securities of the Company should not constitute a major portion of an individual’s investment portfolio and should only be made by persons who can afford a total loss of their investment. Prospective purchasers should evaluate carefully the following risk factors associated with an investment in the Company’s securities prior to purchasing any of the securities.

Limited Operating History

MVC, while incorporated in November 2014, began carrying on business in 2017 and the Company has only recently begun to generate revenue. The Company is therefore subject to many of the risks common to early- stage enterprises, including under-capitalization, cash shortages, limitations with respect to personnel, financial, and other resources and lack of revenues. There is no assurance that the Company will be successful in achieving a return on shareholders’ investment and likelihood of success must be considered in light of the early stage of operations.

Going Concern

The Company has historically not generated positive cash flow from operations. The Company is devoting significant resources to its business, however there can be no assurance that it will generate positive cash flow from operations in the future. The Company may continue to incur negative consolidated operating cash flow and losses. For the year ended December 31, 2021, the Company had negative cash flows from continuing operations of 15.2 million and reported a net loss of 13.6 million. To the extent that the Company has negative cash flow in future periods, the Company may need to obtain additional financing to fund such negative cash flow.

Although the Company has been successful in raising funds to date, there can be no assurance that adequate or sufficient funding will be available in the future or available under terms acceptable to the Company, or that the Company will be able to generate sufficient returns from operations. The ability of the Company to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities and commitments when due is dependent on the Company generating revenue and debt and/or equity financing sufficient to fund its cash flow needs. The Company is not currently eligible to raise funds using a registration statement in the United States. These circumstances indicate the existence of a material uncertainty that may raise substantial doubt on the ability of the Company to meet its obligations as they come due, and accordingly the appropriateness of the use of the accounting principles applicable to a going concern.

The consolidated financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate. If the going concern basis were not appropriate for the consolidated financial statements, then adjustments would be necessary in the carrying value of the assets and liabilities, the reported revenue and expenses and the classifications used in the consolidated statement of financial position. Such differences in amounts could be material.

The assessment of material uncertainties related to events and circumstances that may raise substantial doubt on the Company’s ability to continue as a going concern involves significant judgment. In making this assessment, management considers all relevant information, as described above.

Economic Environment

The Company’s operations could be affected by the economic context should the unemployment level, interest rates or inflation reach levels that influence consumer trends and consequently, impact the Company’s sales and profitability. As well, general demand for banking services and alternative banking or financial services cannot be predicted and future prospects of such areas might be different from those predicted by the Company’s management.

Global Economic Risk

Global economic conditions could have an adverse effect on the Company's business, financial condition, or results of operations. Adverse changes in general economic or political conditions in the United States or any of the states within the United States or any jurisdiction in which the Company operates or intends to operate could adversely affect the Company's business, financial condition, or results of operations.

Risks Associated with Acquisitions

As part of the Company's overall business strategy, the Company may pursue select strategic acquisitions, which would provide additional product offerings, vertical integrations, additional industry expertise, and a stronger industry presence in both existing and new jurisdictions. Future acquisitions may expose it to potential risks, including risks associated with: (a) the integration of new operations, services and personnel; (b) unforeseen or hidden liabilities; (c) the diversion of resources from the Company's existing business and technology; (d) potential inability to generate sufficient revenue to offset new costs; (e) the expenses of acquisitions; or (f) the potential loss of or harm to relationships with both employees and existing users resulting from its integration of new businesses. In addition, any proposed acquisitions may be subject to regulatory approval.

US Securities

The Company’s common shares are listed on the Nasdaq, and as such, the Company must satisfy the Nasdaq’s continued listing requirements, or risk possibly delisting, which would have a material adverse effect on our business and it would make it more difficult to buy or sell our securities and to obtain accurate quotations, and the price of our common stock could suffer a material decline. In addition, a delisting would impair our ability to raise capital through the public markets, could deter broker-dealers from making a market in or otherwise seeking or generating interest in our securities and might deter certain institutions and persons from investing in our securities at all. There can be no assurance that we will be able to maintain compliance with Nasdaq’s continued listing requirements.

Multi-Jurisdictional Disclosure System

Due to the decrease in our common share price, the Company is no longer eligible to utilize the multi-jurisdictional disclosure system (MJDS). As a result, the Company will no longer be afforded the ability to prepare and file its disclosure reports and other information with the SEC incorporating (accordance with) the disclosure requirements of Canada and will now be required to file the same reports that a non-MJDS eligible foreign private issuer (FPI) is required to file with the SEC, including the requirement to file an Annual Report on Form 20-F with financial statements audited under rules of the Public Company Accounting Oversight Board (“PCAOB”), the additional costs of which will be significant. The Company does not have PCAOB audits completed on its December 31, 2019 or December 31, 2020 financial statements. Accordingly, the Company may not be able to timely file its Annual Report on Form 20-F for the year ended December 31, 2021 (the “2021 20-F”) which is due on or prior to April 30, 2022. If the Company is unable to timely file its 2021 20-F, there will be several consequences, including, but not limited to, (i) the Company will no longer be in compliance with the continued listing requirements of the Nasdaq Capital Market and will receive a deficiency notice and the Company’s securities that are listed on Nasdaq may be subject to delisting and (ii) the Company will not be able to file a registration statement with the SEC until such time as the 2021 20-F is filed (and will not be able to utilize a Form F-3 for at least one year) which will limit our ability to conduct financings in the U.S.

Operational Risks

The Company will be affected by a number of operational risks and the Company may not be adequately insured for certain risks, including: labour disputes; catastrophic accidents; fires; blockades or other acts of social activism; changes in the regulatory environment; impact of non-compliance with laws and regulations; natural phenomena, such as inclement weather conditions, floods, earthquakes and ground movements. There is no assurance that the foregoing risks and hazards will not result in personal injury or death, environmental damage, adverse impacts on the Company's operation, costs, monetary losses, potential legal liability and adverse governmental action, any of which could have an adverse impact on the Company's future cash flows, earnings and financial condition. Also, the Company may be subject to or affected by liability or sustain loss for certain risks and hazards against which the Company cannot insure or which the Company may elect not to insure because of the cost. This lack of insurance coverage could have an adverse impact on the Company's future cash flows, earnings, results of operations and financial condition. Additional operational risks are outlined below.

The Company is dependent on its relationships with the Skylight Health PCs

The Company is dependent on its relationships with the “Skylight Health PCs”, which are affiliated professional entities that the Company does not own, to provide healthcare services, and the Company’s business would be harmed if those relationships were disrupted or if the arrangements with the Skylight Health PCs become subject to legal challenges.

A prohibition on the corporate practice of medicine by statute, regulation, board of medicine or attorney general guidance, or case law, exists in certain of the U.S. states in which we operate. These laws generally prohibit the practice of medicine by lay persons or entities and are intended to prevent unlicensed persons or entities from interfering with or inappropriately influencing providers’ professional judgment. Due to the prevalence of the corporate practice of medicine doctrine, including in certain of the states where the Company conducts its business, it does not own the Skylight Health PCs and contracts for healthcare provider services for its members through administrative services agreements (“ASAs”) with such entities. As a result, the Company’s ability to receive cash fees from the Skylight Health PCs is limited to the fair market value of the services provided under the ASAs. To the extent the Company’s ability to receive cash fees from the Skylight Health PCs is limited, the Company’s ability to use that cash for growth, debt service or other uses at the Skylight Health PC may be impaired and, as a result, the Company’s results of operations and financial condition may be adversely affected.

The Company’s ability to perform medical and digital health services in a particular U.S. state is directly dependent upon the applicable laws governing the practice of medicine, healthcare delivery and fee splitting in such locations, which are subject to changing political, regulatory, and other influences. The extent to which a U.S. state considers particular actions or relationships to constitute the practice of medicine is subject to change and to evolving interpretations by medical boards and state attorneys general, among others, each of which has broad discretion. There is a risk that U.S. state authorities in some jurisdictions may find that the Company’s contractual relationships with the Skylight Health PCs, which govern the provision of medical and digital health services and the payment of administrative and operations support fees, violate laws prohibiting the corporate practice of medicine and fee splitting. The extent to which each state may consider particular actions or contractual relationships to constitute improper influence of professional judgment varies across the states and is subject to change and to evolving interpretations by state boards of medicine and state attorneys general, among others. Accordingly, the Company must monitor its compliance with laws in every jurisdiction in which it operates on an ongoing basis, and the Company cannot provide assurance that its activities and arrangements, if challenged, will be found to be in compliance with the law. Additionally, it is possible that the laws and rules governing the practice of medicine, including the provision of digital health services, and fee splitting in one or more jurisdictions may change in a manner adverse to the Company’s business. While the ASAs prohibit the Company from controlling, influencing or otherwise interfering with the practice of medicine at each Skylight Health PC, and provide that physicians retain exclusive control and responsibility for all aspects of the practice of medicine and the delivery of medical services, there can be no assurance that the Company’s contractual arrangements and activities with the Skylight Health PCs will be free from scrutiny from U.S. state authorities, and the Company cannot guarantee that subsequent interpretation of the corporate practice of medicine and fee splitting laws will not circumscribe the Company’s business operations. State corporate practice of medicine doctrines also often impose penalties on physicians themselves for aiding the corporate practice of medicine, which could discourage providers from participating in the Company’s network of physicians. If a successful legal challenge or an adverse change in relevant laws were to occur, and the Company was unable to adapt its business model accordingly, the Company’s operations in affected jurisdictions would be disrupted, which could harm its business.

Financial Projections May Prove Materially Inaccurate or Incorrect

The Company’s financial estimates, projections and other forward-looking information accompanying this document were prepared by the Company without the benefit of reliable historical industry information or other information customarily used in preparing such estimates, projections and other forward-looking statements. Such forward-looking information is based on assumptions of future events that may or may not occur, which assumptions may not be disclosed in such documents. Investors should inquire of the Company and become familiar with the assumptions underlying any estimates, projections or other forward-looking statements. Projections are inherently subject to varying degrees of uncertainty and their achievability depends on the timing and probability of a complex series of future events.
There is no assurance that the assumptions upon which these projections are based will be realized. Actual results may differ materially from projected results for a number of reasons including increases in operating expenses, changes or shifts in regulatory rules, undiscovered and unanticipated adverse industry and economic conditions, and unanticipated competition. Accordingly, investors should not rely on any projections to indicate the actual results the Company and its subsidiaries might achieve.

Difficulty to Forecast

The Company must rely largely on its own market research to forecast sales as detailed forecasts are not generally obtainable from other sources at this early stage of the Company’s business. A failure in the demand for its services to materialize as a result of competition, technological change or other factors could have a material adverse effect on the business, results of operations, and financial condition of the Company.

Competition General

There is potential that the Company will face intense competition from other companies, some of which can be expected to have longer operating histories and more financial resources and marketing experience than the Company. Increased competition by larger and better financed competitors could materially and adversely affect the business, financial condition, and results of operations of the Company. To remain competitive, the Company will require a continued high level of investment in research and development, marketing, sales, and client support.

Competition Healthcare Information Systems

The healthcare information systems market is highly competitive on a local, national and international level. The Company believes that the primary competitive factors in this market are:

•quality service and support;
•price;
•product features, functionality and ease of use;
•ability to comply with new and changing regulations;
•ongoing product enhancements; and
•reputation and stability of the vendor.

For example, the current electronic medical record market in Canada is currently dominated by Telus Health and the Company will face substantial competition from Telus Health and other established competitors, which have greater financial, technical, and marketing resources than it does. Its competitors could use their greater resources to modify their product offerings to incorporate platform functionality among doctors, patients, pharmacies and licensed producers in a comparable manner to the Company. The Company's competitors also have a larger installed base of users, longer operating histories and greater name recognition than the Company will.

There can be no assurance that the Company will successfully differentiate its current and proposed products from the products of its competitors, or that the marketplace will consider the products of the Company to be superior to competing products.

Competition Health Care Clinics

The industry is intensely competitive, and the Company competes with other companies that may have greater financial resources and facilities. Numerous other businesses are expected to compete in the clinic space and provide additional patient services. An increase in competition for patient evaluations and education may decrease prices and result in lower profits to the Company.

Management of Growth

The Company may be subject to growth-related risks including capacity constraints and pressure on its internal systems and controls. The ability of the Company to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train, and manage its employee base. The inability of the Company to deal with this growth may have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.

Reliance on Management

The success of the Company is dependent upon the ability, expertise, judgment, discretion, and good faith of its management. While employment agreements are customarily used as a primary method of retaining the services of key employees, these agreements cannot assure the continued services of such employees. Any loss of the services of such individuals could have a material adverse effect on the Company’s business, operating results, or financial condition.

Dependence on suppliers and skilled labour

The ability of the Company to compete and grow will be dependent on it having access, at a reasonable cost and in a timely manner, to skilled labour, equipment, parts and components. No assurances can be given that the Company will be successful in maintaining its required supply of skilled labour, equipment, parts and components.

Risks Related to Software and Product Development

The Company continues to develop software and products. Inherent risks include:

•Lack of experience and commitment of team

The project manager is the leader and the most responsible person. An inexperienced manager can jeopardize the completion of a project.

•Unrealistic deadlines

Software projects may fail when deadlines are not properly set. Project initialization, completion date and time must be realistic.

•Improper budget

Cost estimation of a project is very crucial in terms of project success and failure. Low cost with high expectations of large projects may cause project failure.

•Lack of resources

Software and hardware resources may not be adequate. Lack of resources in terms of manpower is also a critical risk factor of software failure.

•Personnel hiring

The Company and Company will be subject to extensive hiring requirements across all of its business lines as well as a need to release underperforming employees in order to perform and grow at the rate it intends. Staffing requirements may not be properly attained or assigned for/to specific tasks or company needs.

•Understanding problems of customers

Many customers are not technical in terms of software terminologies and may not understand the developer’s point of view. Developers may interpret information differently from what is provided by the clients.

•Inappropriate design

Software designers have a major role in the success or failure of the project if a design is inappropriate for the project.
•Market demand obsolete

Market demand may become obsolete while a project is still in progress.

Risks Related to the Company

Risk of Safeguarding Against Security & Privacy Breaches

A security or privacy breach could:

•expose the Company and Company to additional liability and to potentially costly litigation;

•increase expenses relating to the resolution of these breaches;

•deter potential customers from using our services; and

•decrease market acceptance of electronic commerce transactions.

As a provider of software technology, the Company and Company are at risk of exposure to a security or privacy breach of its system which could lead to potentially costly litigation, deter potential customers from using its services, or bring about additional liability of the Company and Company. The Company and Company cannot assure that the use of applications designed for data security and integrity will address changing technologies or the security and privacy concerns of existing and potential customers. Although the Company and Company require that agreements with service providers who have access to sensitive data include confidentiality obligations that restrict these parties from using or disclosing any data except as necessary to perform their services under the applicable agreements, there can be no assurance that these contractual measures will prevent the unauthorized disclosure of sensitive data. If the Company and Company are unable to protect the security and privacy of our electronic transactions and data, our business will be materially adversely affected.

Risks Inherent in the Health Clinic Industry

Changes in operating costs (including costs for maintenance, insurance), inability to obtain permits required to conduct clinical business operations, changes in health care laws and governmental regulations, and various other factors may significantly impact the ability of the Company to generate revenues. Certain significant expenditures, including legal fees, borrowing costs, maintenance costs, insurance costs and related charges must be made to operate the Company’s clinic operation, regardless of whether the Company is generating revenue.

Material Impact of PIPEDA/HIPPA Legislation on the Company and Company’s Business

Regulations under PIPEDA/HIPAA governing the confidentiality and integrity of protected health information are complex and are evolving rapidly. As these regulations mature and become better defined, the Company and Company anticipates that they will continue to directly impact our business. Achieving compliance with these regulations could be costly and distract management’s attention from its operations. Any failure on the Company and Company’s part to comply with current or future regulations could subject it to significant legal and financial liability, including civil and criminal penalties. In addition, development of related federal and state regulations and policies regarding the confidentiality of health information or other matters could positively or negatively affect our business.

The Company and Company’s investments in the United States and Canada are subject to applicable anti-money laundering laws and regulations.

The Company and Company is subject to a variety of laws and regulations domestically and in the United States that involve money laundering, financial recordkeeping and proceeds of crime, including the Currency and Foreign Transactions Reporting Act of 1970 (commonly known as the Bank Secrecy Act), as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act), the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), as amended and the rules and regulations thereunder, the Criminal Code (Canada)

and any related or similar rules, regulations or guidelines, issued, administered or enforced by governmental authorities in the United States and Canada.
In February 2014, the Financial Crimes Enforcement Network (“FCEN”) of the Treasury Department issued a memorandum (the “FCEN Memo”) providing instructions to banks seeking to provide services to alternative therapies-related businesses. The FCEN Memo states that in some circumstances, it is permissible for banks to provide services to these businesses without risking prosecution for violation of federal money laundering laws. It refers to supplementary guidance that Deputy Attorney General Cole issued to federal prosecutors relating to the prosecution of money laundering offenses predicated on cannabis-related violations of the CSA. It is unclear at this time whether the current administration will follow the guidelines of the FCEN Memo.

In the event that any of the Company and Company’s operations, or any proceeds thereof, any dividends or distributions therefrom, or any profits or revenues accruing from such operations in the United States were found to be in violation of money laundering legislation or otherwise, such transactions may be viewed as proceeds of crime under one or more of the statutes noted above or any other applicable legislation. This could restrict or otherwise jeopardize the ability of the Company and Company to declare or pay dividends, effect other distributions or subsequently repatriate such funds back to Canada. Furthermore, while the Company and Company has no current intention to declare or pay dividends on its Common Shares in the foreseeable future, in the event that a determination was made that the Company and Company’s proceeds from operations (or any future operations or investments in the United States) could reasonably be shown to constitute proceeds of crime, the Company may decide or be required to suspend declaring or paying dividends without advance notice and for an indefinite period of time.

In certain circumstances, the Company’s reputation could be damaged

Damage to the Company’s reputation can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity, whether true or not. The increased usage of social media and other web-based tools used to generate, publish and discuss user-generated content and to connect with other users has made it increasingly easier for individuals and groups to communicate and share opinions and views regarding the Company and its activities whether true or not. Although the Company believes that it operates in a manner that is respectful to all stakeholders and that it takes care in protecting its image and reputation, the Company will not ultimately have direct control over how it is perceived by others. Reputation loss may result in decreased investor confidence, increased challenges in developing and maintaining community relations and an impediment to the Company’s overall ability to advance its projects, thereby having material adverse impact on financial performance, financial condition, cash flows and growth prospects.

Scrutiny of Company’s Investments in the United States

The Company’s existing investments in the United States, and any future investments, may become the subject of heightened scrutiny by regulators, stock exchanges and other authorities in Canada. As a result, The Company may be subject to significant direct or indirect interaction with public officials. There can be no assurance that this heightened scrutiny will not in turn lead to the imposition of certain restrictions on the Resulting Issue’s ability to invest in the United States or any other jurisdiction, in addition to those described herein.

Currency Fluctuations

Due to the Company’s present operations in the United States, and its intention to continue future operations outside Canada, the Company is expected to be exposed to significant currency fluctuations. Recent events in the global financial markets have been coupled with increased volatility in the currency markets.

A substantially amount of the Company's revenue will be earned in US dollars, but a substantial portion of its operating expenses are incurred in Canadian dollars. The Company does not have currency hedging arrangements in place and there is no expectation that the Company will put any currency hedging arrangements in place in the immediate future. Fluctuations in the exchange rate between the US dollar and the Canadian dollar, may have a material adverse effect on the Company's business, financial condition and operating results. The Company may, in the future, establish a program to hedge a portion of its foreign currency exposure with the objective of minimizing the impact of adverse foreign currency exchange movements. However, even if the Company develops a hedging program, there can be no assurance that it will effectively mitigate currency risks.

Requirements for Further Financing

The Company may need to obtain further financing, whether through debt financing, equity financing or other means. The Company must obtain such financing through a combination of equity and debt financing and there can be no assurance that the Company can raise the required capital it needs to build and expand its current operations, nor that the capital markets will fund the business of the Company. Without this additional financing, the Company may be unable to achieve positive cash flow and earnings as quickly as anticipated. There can be no certainty that the Company can obtain these funds, in which case any investment in the Company may be lost. The raising of equity funding would also result in dilution of the equity of the Company's shareholders.

Litigation

The Company and Company may become party to litigation from time to time in the ordinary course of business which could adversely affect its business. Should any litigation in which the Company becomes involved be determined against the Company such a decision could adversely affect the Company’s ability to continue operating and the market price for Common Shares and could use significant resources. Even if the Company is involved in litigation and wins, litigation can redirect significant company resources.

Conflicts of Interest

Certain of the directors and officers of the Company are, or may become directors and officers of other companies, and conflicts of interest may arise between their duties as officers and directors of the Company and as officers and directors of such other companies.

Health Care Coverage

There is a possibility that healthcare companies can refuse to cover alternative medical treatment costs and due to the high costs associated with these types of treatments, this can lead to consumers moving to a different medical product that is covered.

Dividend Policy

The Company does not presently intend to pay cash dividends on common shares in the foreseeable future, as any earnings are expected to be retained for use in developing and expanding its business. The Company began declaring dividends on its preferred shares that were issued in December 2021. However, the actual number of dividends received from the Company will remain subject to applicable corporate law requirements. Any future dividends paid by the Company would be subject to tax and potentially, withholdings.

Public Health Crises such as the COVID-19 Pandemic and other Uninsurable Risks

Events in the financial markets have demonstrated that businesses and industries throughout the world are very tightly connected to each other. General global economic conditions seemingly unrelated to the Company or to the medical health services sector, including, without limitation, interest rates, general levels of economic activity, fluctuations in the market prices of securities, participation by other investors in the financial markets, economic uncertainty, national and international political circumstances, natural disasters, or other events outside of the Company’s control may affect the activities of the Company directly or indirectly. The Company’s business, operations and financial condition could also be materially adversely affected by the outbreak of epidemics or pandemics or other health crises. For example, in late December 2019, a novel coronavirus (“COVID-19”) originated, subsequently spread worldwide and on March 11, 2020, the World Health Organization declared it was a pandemic. The risks of public health crises such as the COVID-19 pandemic to the Company’s business include without limitation, the ability to raise funds, employee health, workforce productivity, increased insurance premiums, limitations on travel, the availability of industry experts and personnel, disruption of the Company’s supply chains and other factors that will depend on future developments beyond the Company’s control. In particular, the continued spread of the coronavirus globally, prolonged restrictive measures put in place in order to control an outbreak of COVID-19 or other adverse public health developments could materially and adversely impact the Company’s business in the United States. There can be no assurance that the Company’s personnel will not ultimately see its workforce productivity reduced or that the Company will not incur increased medical costs or insurance premiums as a result of these health risks. In addition, the coronavirus pandemic or the fear thereof could adversely affect global economies and financial markets resulting in volatility or an economic downturn that could have an adverse effect on the demand for the Company’s service offerings and future prospects. Epidemics such as COVID-19 could have a material adverse impact on capital markets and the Company’s ability to raise sufficient funds to finance the ongoing development of its material business.

All of these factors could have a material and adverse effect on the Company’s business, financial condition and results of operations. The extent to which COVID-19 impacts the Company’s business, including its operations and the market for its securities, will depend on future developments, which are highly uncertain and cannot be predicted at this time, and include the duration, severity and scope of the outbreak and the actions taken to contain or treat the coronavirus outbreak. It is not always possible to fully insure against such risks, and the Company may decide not to insure such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the Common Shares of the Company. Even after the COVID-19 pandemic is over, the Company may continue to experience material adverse effects to its business, financial condition and prospects as a result of the continued disruption in the global economy and any resulting recession, the effects of which may persist beyond that time. The COVID-19 pandemic may also have the effect of heightening other risks and uncertainties disclosed and described in this Prospectus and the AIF. To date, the COVID-19 crisis has not materially impacted the Company’s operations, financial condition, cash flows and financial performance. In response to the outbreak, the Company has instituted operational and monitoring protocols to ensure the health and safety of its employees and stakeholders, which follow the advice of local governments and health authorities where it operates. The Company has adopted a work from home policy where possible. The Company continues to operate effectively whilst working remotely. The Company will continue to monitor developments of the pandemic and continuously assess the pandemic’s potential further impact on the Company’s operations and business.
DIVIDENDS

The Company has never paid any dividends on any of its Common Shares and presently has no intention of paying dividends. The future dividend policy will be determined by the Company’s board of directors (the “Board”) on the basis of earnings, financial requirements and other relevant factors. The Company pays monthly dividends on the Series A Preferred Shares in accordance with their terms and subject to applicable corporate law requirements. The following is a summary of dividends paid on the Series A Preferred Shares:

•On December 6, 2021. the Company issued 275,000 Series A Preferred Shares. The Series A Preferred Shares are trading under the “SLHGP” stock ticker symbol. The Company declared a dividend on its Series A Preferred Shares on December 6, 2021 in the amount of US$26.5 thousand (US$0.0964 per share).

•On December 22, 2021, the Company declared a dividends on the Series A Preferred Shares to the shareholders of records on December 31, 2021, payable on January 20, 2022, in the amount of US$0.1927 per share.

•On January 20, 2022, the Company declared dividends on the Series A Preferred Shares to the shareholders of record on January 31, 2022, payable on February 21, 2022, in the amount of US$0.1927 per share.

•On February 16, 2022, the Company declared dividends on the Series A Preferred Shares to the shareholders of record on February 28, 2022, payable on March 21, 2022, in the amount of US$0.1927 per share.

•On March 18, 2022, the Company declared dividends on the Series A Preferred Shares to the shareholders of record on March 31, 2022, payable on April 20, 2022, in the amount of US$0.1927 per share.

DESCRIPTION OF CAPITAL STRUCTURE

Common Shares

The authorized share capital of the Company consists of an unlimited number of Common Shares without par value and an unlimited number of preferred shares issuable in Series . As at December 31, 2021 there were 39,132,501 Common Shares issued and outstanding and 275,000 preferred shares outstanding. As of the date hereof there are 39,450,260 Common Shares issued and outstanding and 275,000 preferred shares outstanding.

The holders of the Common Shares are entitled to receive notice of and attend all meetings of the shareholders of the Company and are entitled to one vote in respect of each Share held at such meetings. In the event of liquidation, dissolution or winding-up of the Company, the holders of Common Shares are entitled to share rateably the remaining property or assets of the Company. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights nor do they contain any sinking or purchase fund provisions.

Preferred Shares

On December 6, 2021, the Company closed on the underwritten registered offering of 275,000 Series A Preferred Shares at a price to the public of $26.76 (US$21) per share for gross proceeds of $7,359 (US$5,775), less share issuance costs of $1,122. The preferred shareholders are entitled to cumulative dividends of 9.25% and they are redeemable at the Company’s option, at a price of US$25 per share any time on or after three years from closing. The preferred shares rank, with respect to rights to the payment of dividend and distribution of assets upon the liquidation, dissolution or winding up of the Company senior to all classes or series of common shares and all other equity securities issued by the Company. They will rank junior to all existing and future indebtedness of the Company (including indebtedness convertible into common shares or other securities of the Company). Preferred share holders do not have any voting rights except to vote on creating a new class or series of preferred shares ranking senior. The Series A Preferred Shares are trading under the “SLHGP” stock ticker symbol.

MARKET FOR SECURITIES

Trading Price and Volume

Common Shares

The Common Shares traded on the CSE until January 5, 2021. Effective January 6, 2021, the Common Shares commenced trading on the TSX-V under the symbol “SHG” and currently trade under the symbol “SLHG”. The Common Shares commenced trading on the Nasdaq on June 7, 2021 under the symbol “SLHG”. The following tables set forth the price range and trading volumes for the Common Shares on the respective exchanges for the financial year ended December 31, 2021.

TSXV

2021	HIGH (C$)(1)	LOW (C$)(1)	VOLUME(1)
January	7.85	5.65	5,597,257
February	9.50	5.55	4,509,800
March	7.05	4.80	3,926,788
April	8.30	4.25	3,263,831
May	8.40	6.55	3,631,473
June	7.20	4.27	2,471,637
July	5.17	4.04	1,206,497
August	4.68	3.75	937,119
September	4.25	3.00	2,122,970
October	4.33	2.51	1,918,830
November	3.70	1.65	1,919,942
December	2.45	1.58	2,749,647
Note:
1)All references to share price and volume in this table are being presented after giving effect the consolidation of the outstanding Common Shares on May 26, 2021 on the basis of one post-consolidated Common Share for each five (5) pre-consolidated Common Shares.

Nasdaq

2021	HIGH (US$)(1)	LOW (US$)(1)	VOLUME(1)
June	6.066	3.39	1,664,000
July	5.04	3.20	1,019,200
August	3.96	2.97	809,700
September	3.34	2.369	1,471,800
October	3.55	2.00	1,846,600
November	3.04	1.27	2,004,800
December	1.94	1.25	16,179,600
Note:
1)All references to share price and volume in this table are being presented after giving effect the consolidation of the outstanding Common Shares on May 26, 2021 on the basis of one post-consolidated Common Share for each five (5) pre-consolidated Common Shares.

Preferred Shares

The Preferred Shares began trading on the Nasdaq on December 6, 2021 under the symbol “SLHGP”. The following table sets forth the price range and trading volumes for the Preferred Shares on the Nasdaq for the financial year ended December 31, 2021.

2021	HIGH (US$)	LOW (US$)	VOLUME
December	20.47	16.25	106,100

Prior Sales

The following tables set out summaries of securities issued by the Company during the year ended December 31, 2021 that are not listed or quoted on a marketplace.

Stock Options

Date of Issue	Number of Option Issued	Exercise Price (C$)	Expiry Date
February 9, 2021	120,000	7.50	February 9, 2023
February 17, 2021	12,000	9.00	February 17, 2023
February 17, 2021	40,000	9.00	February 17, 2026
February 25, 2021	55,000	7.95	February 25, 2026
March 16, 2021	62,360	6.50	March 16, 2026
August 26, 2021	372,000	3.90	August 26, 2026
December 15, 2021	110,000	1.78	December 15, 2026

Warrants

Date of Issuance	Description of Transaction	Number of Warrants Issued	Exercise Price (C$)	Expiry Date
February 18, 2021	Broker Warrants	700	4.00	February 28, 2022

Deferred share units (“DSUs”)

Date of Issuance	Number of DSUs Issued	Grant Price (C$)
December 14, 2021	93,518	1.78

Restricted share units (“RSUs”)

Date of Issuance	Number of RSUs Issued	Grant Price (C$)
December 14, 2021	125,800	1.78

ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER

The following table sets out the number of Common Shares that, to the Company’s knowledge, are held in escrow or that are subject to a contractual restriction on transfer and the percentage that number represents of the outstanding Common Shares for the Company’s most recently completed financial year ended December 31, 2021.

Designation of class	Number of securities held in escrow or that are subject to a contractual restriction on transfer(1)(2)	Percentage of class
Common Shares	1,883,600	4.8%

Notes:
(1)As at December 31, 2021, an aggregate of 1,372,000 Common Shares (the “Mandatory Escrow Shares”) were held in escrow pursuant to section 3.3 of National Policy 46-201 Escrow for Initial Public Offerings, and certain shareholders of the Company. The Mandatory Escrow Shares will be released on February 27, 2022.
(2)As at December 31, 2021, an aggregate of 511,600 Common Shares (the “Voluntary Escrow Shares”) were held in escrow pursuant to certain escrow agreements, in each case, dated February 27, 2019, between the Company, and certain shareholders of the Company. The Voluntary Escrow Shares will be released on February 27, 2022.

DIRECTORS AND OFFICERS

Name, Occupation and Security Holdings

The following table sets forth all current directors and executive officers of the Company as at the date hereof, their principal occupations or employment, the period or periods of service, and the approximate number of voting securities of the Company beneficially owned, directly or indirectly, or over which control or direction is exercised as of the date hereof. The Board currently consists of seven (7) directors to be elected annually. The term of office of each director will be from the date of the meeting at which he or she is elected until the next annual meeting, or until his or her successor is elected or appointed.

Name, Province and Country of Residence, Position	Principal Occupation	Date Elected or Appointed Director	Shares Owned or Controlled
Patrick McNamee(3) Director, Chair Sarasota, Florida	Lead Director Health E Commerce	March 16, 2021	108,911
Pradyum Sekar(3) Director, CEO Oakville, Ontario	Chief Executive Officer of the Company	February 27, 2019	1,943,392
Kashaf Qureshi Director, Chief Corporate Officer Milton, Ontario	Chief Corporate Officer of the Company	February 27, 2019	1,782,117
Norton Singhavon(1) (2) Director Kelowna, BC	Businessman	February 27, 2019	170,400
Grace Mellis(1)(2) Director Rye, NY	Chair Hyre Car Inc.	January 14, 2011	42,433
Tom Brogan(3) Director Ottawa, Ontario	Manager (Economist)	January 27, 2020	50,632
Peter Cummins(1)(2)(3) Director Guelph, Ontario	Retired Pharmacist and R&D Leader	July 4, 2019	121,800
Mohammad Bataineh President Florida, U.S.A.	President of the Company	N/A	340,000
Andrew Elinesky CFO Toronto, Ontario	CFO of the Company	N/A	5,900
Dr. Kit Brekhus, MD Chief Medical Officer Florida, U.S.A.	CMO of the Company	N/A	Nil
Notes:
(1)    Member of the Audit Committee.
(2)    Member of the Compensation Committee.
(3)     Member of the Nomination and Governance Committee

Patrick McNamee (Chair of the Board)

Patrick brings substantial healthcare leadership having been EVP and COO of Express Scripts (NASDAQ:ESRX), where he led all major activities of the technology-driven pharmacy benefit management company. With a focus on organic and acquisitive growth, McNamee was instrumental in bringing the company from $3B in revenue to over $120B. He also is the former President and CEO of Health Insurance Innovations where he led a significant and fast turnaround increasing the share price from $4 to $58 in less than two years.

Pradyum Sekar (Director, Chief Executive Officer & Co-Founder)

As co-founder of the Company, Mr. Sekar has spent over 15 years in clinical practice management owning, operating and consulting with outpatient multi-disciplinary healthcare practices in Canada and the US. Mr. Sekar holds a BSc Hon from the University of Ottawa and a MBA from Hult International Business School. Following a career in establishing and operating successful medical practices, Mr. Sekar began consulting with Canadian medical regulatory bodies and agencies to support their network of practitioners in the establishment and operation of medical clinics. Mr. Sekar is also a recognized professor with a registered program for Medical Office Assistants under the Ontario Ministry of Education.

Kashaf Qureshi (Director, Chief Corporate Officer and Co-Founder)

As co-founder of the Company, Mr. Qureshi brings more than 20 years of extensive operational and entrepreneurial experience in the sales, commercial financing, technology, and the last 10 years directly involved in healthcare, wellness and health technology. An ardent cost-efficiency executive, Mr. Qureshi has focused on technology infrastructure, operational proficiencies, overall profitability, as well as acquisitions in a series of organizations throughout the healthcare sector.

Norton Singhavon (Director)
Mr. Singhavon currently serves as the Founder and Executive Chairman of Doventi Capital. Mr. Singhavon has extensive experience at the senior management level of capital investments and has been involved in several large acquisitions, consolidations, and start-ups in Canada’s legal cannabis sector, both private and public. As an investor and advisor to numerous companies in Canada’s ACMPR sector, he has been responsible for internally deploying over $45 million into the legal cannabis sector and has been involved in another $65 million of public M&A ACMPR transactions. Mr. Singhavon was also an advisor to, and early-stage investor in, Invictus MD (TSX.V:IMH).
Grace Mellis (Director)
Grace brings nearly three decades of strategy, finance, and capital markets experience with executive roles at JP Morgan Chase including as Head of International Strategy and as Investor Services CFO for EMEA. Ms. Mellis is also the former Chief Financial Officer at Greendot Corporation, a US$3.1B market cap NYSE-listed company. She is also a mentor and investor with Techstars, a global start-up incubation platform.
Tom Brogan (Director)

Mr. Brogan was an early advocate of using real world evidence to improve health care, for market research and economic studies. He founded Brogan Inc. which became the leader in the novel use of drug claim data. He sold Brogan Inc. in 2010 to the world leader in health care data (IQVIA). He became VP Global Oncology for IMS Health (now IQVIA) and since 2014 has been the Chief Executive Officer and Chairman of the Board of Vestrum Health, where he has developed the data for and applications of electronic health records for use by clinicians, economists and pharmaceutical marketers.

Peter Cummins (Director)

Mr. Cummins is a pharmacist by profession and a retired & Johnson research and development leader. He is currently involved in a number of volunteer and philanthropic endeavours. He spent over two decades with Johnson & Johnson, including executive leadership roles overseeing research and development, product development, external innovation, and regulatory affairs across Canada, the US, and Europe. Prior to Johnson & Johnson, Mr. Cummins served in regulatory and scientific affairs roles at Procter & Gamble, and he was the Director of Pharmacy at Cambridge Memorial Hospital. He holds a BSc in Pharmacy from the University of Toronto and an MBA from Wilfrid Laurier University. Mr. Cummins has extensive experience in traditional pharmaceutical research and development and brings a crucial understanding and network to the Company.

Mohammad Bataineh (President)

Mr. Bataineh brings over 25 years of experience working in primary care, healthcare M&A, integrations, legal and operations. An attorney by trade, Mohammad was recently a Partner with healthcare-focused legal firm Bataineh Palmeri focusing on the firm’s transactional work. Previously, he worked at the US Department of Commerce – Commercial Law Development Program and sites on the boards of OneJax Inc., and American Faces. Mr. Bataineh is also a frequent lecturer and guest speaker, including the diversity panel discussion hosted by Florida Coastal School of Law.

Andrew Elinesky (Chief Financial Officer)

Mr. Elinesky brings over 20 years of experience as a CFO and senior financial leader for publicly traded companies in both Canada and the US. With a focus on M&A and consolidation experience, Andrew was SVP and CFO at McEwen Mining where he managed equity and debt financing of over $150M and a $35M asset acquisition and $40M company acquisition. He also has held various senior leadership and treasury roles at Heinz UK, Diageo, and Worldcom UK. Andrew graduated from Oxford Brookes University and is Treasurer for the Canadian Network for the Prevention of Elder Abuse.

Dr. Kit Brekhus, MD (Chief Medical Officer)

As a board-certified family physician, Dr. Brekhus brings extensive experience to the Company. In a career spanning more than 25 years, Dr. Brekhus has worked as both a clinician and owner-operator of a free -standing family practice and full-service urgent care center. He served as the Medical Director of Outreach services for a large healthcare system and helped lead the growth and development of the Colorado Community Health Alliance as their inaugural Chief Medical Officer. More recently, prior to joining the Company, Dr. Brekhus served several years as founding board member, physician director, and chief medical executive for one of the largest clinically integrated networks in the Rocky Mountain region dedicated to advancing value-based care. In that role he was responsible for overseeing a network of more than 5,000 providers serving as one of four executives managing more than 250,000 lives in various value-based agreements.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

For the purposes of this section “Order” means:

(a)a cease trade order;

(b)an order similar to a cease trade order; or

(c)an order that denied the relevant company access to any exemption under securities legislation;

that was in effect for more than 30 days.

None of the directors or executive officers of the Company or any shareholder holding a sufficient number of securities of the Company to materially affect control of the Company:

(a)    is, as of the date of this AIF, or has been, within 10 years before the date of this AIF, a director or executive officer of any company that:

(i)was the subject of an Order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer;
(ii)was subject to an Order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or
(iii)while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceeding, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)    has, within the 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

None of the directors or executive officers of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company has, within the last 10 years, been subject to: (i) any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered a settlement agreement with a Canadian securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable investor making an investment decision.

Conflicts of Interest

There are no known existing or potential conflicts of interest among the Company and the directors and officers of the Company as a result of their outside business interests except that certain of the directors and officers may serve as directors, officers, promoters and members of management of other companies and therefore it is possible that a conflict may arise between their duties as a director and officer of the Company and their duties as a director, officer, promoter or member of management of such other companies.

The directors and officers of the Company have been advised of the existence of laws governing accountability of directors and officers regarding corporate opportunity and requiring disclosures by directors of conflicts of interest, and the Company will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of the directors or officers. All such conflicts shall be disclosed by such directors or officers and treated in accordance with the applicable laws of Jersey, Channel Islands and the Company’s constating documents.

PROMOTERS

The founders of the Company, Pradyum Sekar, Chief Executive Officer and a director of the Company, and Kashaf Qureshi, Chief Corporate Officer and a director of the Company, are considered to be Promoters of the Company. Mr. Sekar owns 1,943,392 Common Shares representing 4.9% of the issued and outstanding Common Shares on an undiluted basis and Mr. Qureshi owns 1,782,117 Common Shares, representing 4.5% of the issued and outstanding Common Shares on an undiluted basis.

Other than as disclosed below or elsewhere in this AIF, no person who was a promoter of the Company within the last two years:

1.received anything of value directly or indirectly from the Company or a subsidiary other than compensation, including stock options, in their capacities as officers of the Company;

2.sold or otherwise transferred any asset to the Company or a subsidiary within the last two years;

3.is, as at the date of this AIF, or was within 10 years before the date of this AIF, a director, chief executive officer or chief financial officer of any person or company that: (i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant person or company access to any exemption under securities legislation that was issued while the promoter was acting in the capacity as director, chief executive officer or chief financial officer, or (ii) was subject to an a cease trade order, an order similar to a cease trade order or an order that denied the relevant person or company access to any exemption under securities legislation that was issued after the promoter ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while the promoter was acting in the capacity as director, chief executive officer or chief financial officer;
4.is, at the date of this AIF, or has been within the 10 years before the date of this AIF, a director or executive officer of any person or company that, while the promoter was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, state the fact; or

5.has, within the 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or became subject to or instituted any proceedings,

arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the promoter, state the fact.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

The Company was not subject to any material legal proceedings during its most recently completed financial year, nor is the Company or any of its properties a party to or the subject of any such proceedings, and no such proceedings are known to be contemplated. The Company may be involved in routine, non-material litigation arising in the ordinary course of business, from time to time.

There were no penalties or sanctions imposed against the Company by a court relating to provincial and territorial securities legislation or by a securities regulatory authority during its most recently completed financial year, nor have there been any other penalties or sanctions imposed by a court or regulatory body against the Company, and the Company has not entered into any settlement agreements before a court relating to provincial and territorial securities legislation or with a securities regulatory authority.

INTERESTS OF MANAGEMENT IN MATERIAL TRANSACTIONS

To the knowledge of management of the Company, no director or executive officer of the Company, person or company that beneficially owns, controls or directs, directly or indirectly, more than 10% of the Common Shares, or any associate or affiliate of any such persons, has or had any material interest, direct or indirect, in any transaction within the Company’s three most recently completed financial years which has materially affected or will materially affect the Company or any of its subsidiaries other than as set out herein.

TRANSFER AGENT AND REGISTRAR

The registrar and transfer agent of the Company is Odyssey Transfer Inc., having an address of 702-67 Yonge Street, Toronto, Ontario, Canada, M5E 1J8.

MATERIAL CONTRACTS

Other than the sale of the Legacy Business and those entered into in the ordinary course of business, there were no other material contracts of the Company that were entered into in the most recently completed financial year or which were entered into before the most recently completed financial year but are still in effect as of the date of this AIF.

EXPERTS AND INTERESTS OF EXPERTS

Auditors

Effective May 4, 2021, the independent registered public accounting firm of the Company is PricewaterhouseCoopers LLP, Chartered Professional Accountants, PwC Tower, 18 York Street, Suite 2600, Toronto, Ontario M5J 0B2. PricewaterhouseCoopers LLP has advised that they are independent with respect to the Company within the meaning of the Chartered Professional Accountants of Ontario CPA Code of Professional Conduct and the rules of the US Securities and Exchange Commission and the requirements of the Public Company Accounting Oversight Board Rule 3520, Auditor Independence.

Grant Thornton LLP, Chartered Professional Accountants is the former auditor of the Company and was independent with respect to the Company within the meaning of the Chartered Professional Accountants of Ontario CPA Code of Professional Conduct

ADDITIONAL INFORMATION

Additional information relating to the Company may be found through a database search at SEDAR at www.sedar.com. Additional information on the Company, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, and securities authorized for issuance under equity compensation plans, is contained in the Company’s management information circular dated May 20, 2021, which may be found on SEDAR.

Additional financial information regarding the Company is provided in the Company’s audited annual financial statements and management’s discussion and analysis for the year ended December 31, 2021, which may be found on SEDAR.

The SEC maintains a website (www.sec.gov) that makes available reports and other information that the Company files electronically with it, including the Registration Statement that the Company has filed with respect hereto.

SCHEDULE A
AUDIT COMMITTEE DISCLOSURE

Audit Committee Mandate

The Audit Committee is a committee of the Board established for the purpose of overseeing the accounting and financial reporting processes of the Company and annual external audits of the consolidated financial statements. The Audit Committee has formally set out its responsibilities and composition requirements in fulfilling its oversight in relation to the Company’s internal accounting standards and practices, financial information, accounting systems and procedures. See Appendix “A” hereto for a copy of the Audit Committee Charter of the Company.

Composition of the Audit Committee

The members of the Audit Committee are Ms Mellis (Chair), Mr. Singhavon and Mr. Cummins.

All three independent members of the audit committee as contemplated by NI 51-110. All of the Audit Committee members are “financially literate”, as defined in NI 52-110, as all have the industry experience necessary to understand and analyze financial statements of the Company, as well as the understanding of internal controls and procedures necessary for financial reporting. The Audit Committee is responsible for review of both interim and annual financial statements for the Company. For the purposes of performing their duties, the members of the Audit Committee have the right at all times, to inspect all the books and financial records of the Company and any subsidiaries and to discuss with management and the external auditors of the Company any accounts, records and matters relating to the financial statements of the Company. The Audit Committee members meet periodically with management and annually with the external auditors.

Relevant Education and Experience

Each member of the audit committee has adequate education and experience that is relevant to their performance as an audit committee member and, in particular, the requisite education and experience that have provided the member with:

•an understanding of the accounting principles used by the issuer to prepare its financial statements, and the ability to assess the general application of those principles in connection with estimates, accruals and reserves;

•experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the issuer’s financial statements, or experience actively supervising individuals engaged in such activities; and

•an understanding of internal controls and procedures for financial reporting.

Grace Mellis (Chair)

Ms. Mellis has a robust background in strategy and finance leadership roles with over 28 years of success and experience.  Ms. Mellis spent almost a decade at JPMorgan Chase serving as Managing Director, Head of International Strategy, and Investor Services CFO for EMEA within the Corporate and Investment Bank.  Ms. Mellis is a former CFO and VP of Corporate Finance and Business Intelligence at Greendot Corporation.  She is the founder and director of IGA Capital which provides consulting and advisory services to primarily early-stage companies.  Ms. Mellis is a mentor and investor with Techstars, a global start-up incubation platform.  She holds an MBA from Harvard Business School and a BA from Harvard University.

Norton Singhavon (Director)

Mr. Singhavon currently serves as the Founder and Executive Chairman of Doventi Capital. Mr. Singhavon has extensive experience at the senior management level of capital investments and has been involved in several large acquisitions, consolidations, and start-ups in Canada’s legal cannabis sector, both private and public. As an investor and advisor to numerous companies in Canada’s ACMPR sector, he has been responsible for internally deploying over $45 million into the legal cannabis sector and has been involved in another $65 million of public M&A ACMPR transactions. Mr. Singhavon was also an advisor to, and early-stage investor in, Invictus MD (TSX.V:IMH).

Peter Cummins (Director)

Mr. Cummins, in addition to possessing professional qualifications as a Pharmacist, received his MBA in 1988 from Lazaridis School of Business and Economics (Wilfrid Laurier University).  In this program he completed numerous finance and accounting courses. He has also served on the Management Boards of Procter & Gamble Pharmaceuticals Canada, Inc., McNeil Consumer Healthcare Canada, and McNeil Consumer Healthcare US.  McNeil is a Johnson & Johnson company.  In these roles he was regularly involved in review and assessment of the respective businesses’ financial statements, and as such is familiar with accounting issues, controls, and procedures.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation by the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

Pre-Approval Policies and Procedures

Subject to the requirements of NI 52-110, the engagement of non-audit services is considered by the Audit Committee and, where applicable, the Company’s Board, on a case-by-case basis.

Auditor Service Fees

The following table provides detail in respect of audit, audit related, tax and other fees billed to the Company by PricewaterhouseCoopers LLP and Grant Thornton LLP for professional services provided to the Company and its subsidiaries:

	2021	2020
	$	$
Audit fees	480,109	321,000
Audit-related fees	—	72,225
Tax fees	74,828	6,420
Other fees	—	44,168
Total	554,937	443,813
Audit Fees: Audit fees paid to PricewaterhouseCoopers LLP and Grant Thornton LLP were paid for professional services rendered by the auditors for the audit of the Company’s annual financial statements, quarterly reviews as well as services provided in connection with statutory and regulatory filings.

Audit-Related Fees: Audit-related fees were paid to Grant Thornton LLP for professional services rendered by the auditors and were comprised primarily of the reading of quarterly financial statements.

Tax Fees: Tax fees paid to Grant Thornton LLP were paid for tax compliance, tax advice and tax planning professional services. These services included preparing and/or reviewing tax returns.

All Other Fees: Fees paid to Grant Thornton LLP in respect of services not falling under any of the foregoing categories.

APPENDIX A TO SCHEDULE A
SKYLIGHT HEALTH GROUP INC.
CHARTER OF THE AUDIT COMMITTEE
(as approved April 19, 2021)

1.DEFINITIONS
1.1In this Charter:
(a)“Board” means the board of directors of the Company;
(b)“CEO” means the Chief Executive Officer;
(c)“Company” means Skylight Health Group Inc.;
(d)“Company Management” means Company Officers and senior management, collectively;
(e)“Company Officers” means the CEO and non-CEO Officers, collectively; and
(f)“Directors” means directors of the Company;
(g)“non-CEO Officer” means (i) a chair or vice-chair of the Board, a chief operating officer, chief financial officer, chief technology officer, president, vice president, secretary, assistant secretary, treasurer, assistant treasurer and general manager; (ii) an individual who is designated as an officer under a bylaw or similar authority of the Company; and (iii) an individual who performs functions similar to those normally performed by an individual referred to in (i) or (ii) above;
(h)“senior management” means members of management who are not Company Officers.

2.PURPOSE
2.1The primary responsibility of the Audit Committee is that of oversight of the financial reporting process on behalf of the Board. This includes oversight responsibility for financial reporting and continuous disclosure, oversight of external audit activities, oversight of financial risk and financial management control, and oversight responsibility for compliance with tax and securities laws and regulations as well as whistle blowing procedures. The Audit Committee is also responsible for the other matters as set out in this charter and/or such other matters as may be directed by the Board from time to time. The Audit Committee should exercise continuous oversight of developments in these areas.
3.COMPOSITION AND OPERATIONS
3.1    Each member of the Audit Committee must be an independent director of the Company as defined in sections 1.4 and 1.5 of National Instrument 52110 – Audit Committees (“NI 52-110”) and must also satisfy the independence requirements of each exchange on which the Company’s shares are listed. In addition, if the Company is listed on a “national securities exchange” in the United States, including the NASDAQ stock exchange and its successors (a “U.S. Exchange”), each member of Audit Committee will be independent in accordance with each of (i) Section 10A-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and (ii) the independence requirements of the U.S. Exchange listing rules.
3.2    The Audit Committee will consist of at least three members, all of whom shall be financially literate, provided that an Audit Committee member who is not financially literate may be appointed to the Audit Committee if such member becomes financially literate within a reasonable period of time following his or her appointment. Upon graduating to a more senior stock exchange, if required under the rules or policies of such exchange, the Audit Committee will consist of at least three members, all of whom shall meet the experience and financial literacy requirements of such U.S. Exchange and of NI 52-110. If the Company becomes listed on a U.S. Exchange, at least one member of the Audit Committee will qualify as an “audit committee financial expert”, as defined under the Exchange Act (unless the Board has determined to rely on an exemption from compliance available to foreign issuers).
3.3    The Committee shall operate under the guidelines applicable to all Board committees.
3.4    The members of the Audit Committee will be appointed annually (and from time to time thereafter to fill vacancies on the Audit Committee) by the Board. An Audit Committee member may be removed or replaced at any time at the discretion of the Board and will cease to be a member of the Audit Committee on ceasing to be an independent director.
3.4        The Chair of the Audit Committee will be appointed by the Board.
4.        DUTIES AND RESPONSIBILITIES
4.1    The duties and responsibilities of the Audit Committee include:
4.2    recommending to the Board the external auditor to be nominated by the Board;
4.3    recommending to the Board the compensation of the external auditor to be paid by the Company in connection with (i) preparing and issuing the audit report on the Company’s financial statements, and (ii) performing other audit, review or attestation services;
4.4    reviewing the external auditor’s annual audit plan, fee schedule and any related services proposals (including meeting with the external auditor to discuss any deviations from or changes to the original audit plan, as well as to ensure that no management restrictions have been placed on the scope and extent of the audit examinations by the external auditor or the reporting of their findings to the Audit Committee);
4.5    overseeing the work of the external auditor;
4.6    ensuring that the external auditor is independent by:
(i) receiving a report annually from the external auditors with respect to their independence, such report to include disclosure of all engagements (and fees related thereto) for non-audit services provided to Company; and
(ii) requiring the independent auditor to provide to the Company annually formal written statements delineating all relationships between the auditor and the Company, consistent with applicable CPAB and PCAOB requirements, and actively engage with the independent auditor regarding ensuring independence of auditor
4.7    ensuring that the external auditor is in good standing with the Canadian Public Accountability Board and, if the Company is listed on a U.S. Exchange or is otherwise subject to the reporting requirements of the Exchange Act, the U.S. Public Company Accounting Oversignt Board, by receiving, at least annually, a report by the external auditor on the audit firm’s internal quality control processes and procedures, such report to include any material issues raised by the most recent internal quality control review, or peer review, of the firm, or any governmental or professional authorities of the firm within the preceding five years, and any steps taken to deal with such issues;
4.8    ensuring that the external auditor meets the rotation requirements for partners and staff assigned to the Company’s annual audit by receiving a report annually from the external auditors setting out the status of each professional with respect to the appropriate regulatory rotation requirements and plans to transition new partners and staff onto the audit engagement as various audit team members’ rotation periods expire;
4.9    reviewing and discussing with management and the external auditor the annual audited and quarterly unaudited financial statements and related Management Discussion and Analysis (“MD&A”), including the appropriateness of the Company’s accounting policies, disclosures (including material transactions with related parties), reserves, key estimates and judgements (including changes or variations thereto) and obtaining reasonable assurance that the financial statements are presented fairly in accordance with IFRS and the MD&A is in compliance with appropriate regulatory requirements;
4.10    reviewing and discussing with management and the external auditor major issues regarding accounting principles and financial statement presentation including any significant changes in the selection or application of accounting principles to be observed in the preparation of the financial statements of the Company and its subsidiaries;
4.11    reviewing and discussing with management and the external auditor the external auditor’s written communications to the Audit Committee in accordance with generally accepted auditing standards and other applicable regulatory requirements arising from the annual audit and quarterly review engagements;
4.12    reviewing and discussing with management and the external auditor all earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies prior to such information being disclosed;
4.13    reviewing the external auditor’s report to the shareholders on the Company’s annual financial statements;
4.14    reporting on and recommending to the Board the approval of the annual financial statements and the external auditor’s report on those financial statements, the quarterly unaudited financial statements, and the related MD&A and press releases for such financial statements, prior to the dissemination of these documents to shareholders, regulators, analysts and the public;
4.15    satisfying itself on a regular basis through reports from management and related reports, if any, from the external auditors, that adequate procedures are in place for the review of the Company’s disclosure of financial information extracted or derived from the Company’s financial statements that such information is fairly presented;
4.16    overseeing the adequacy of the Company’s system of internal accounting controls and obtaining from management and the external auditor summaries and recommendations for improvement of such internal controls and processes, together with reviewing management’s remediation of identified weaknesses;
4.17    reviewing with management and the external auditors the integrity of disclosure controls and internal controls over financial reporting;
4.18    reviewing and monitoring the processes in place to identify and manage the principal risks that could impact the financial reporting of the Company and assessing, as part of its internal controls responsibility, the effectiveness of the over-all process for identifying principal business risks and report thereon to the Board;
4.19    satisfying itself that management has developed and implemented a system to ensure that the Company meets its continuous disclosure obligations through the receipt of regular reports from management and the Company’s legal advisors on the functioning of the disclosure compliance system, (including any significant instances of non-compliance with such system) in order to satisfy itself that such system may be reasonably relied upon;
4.20    resolving disputes between management and the external auditor regarding financial reporting;
4.21    establishing procedures for:
(i) the receipt, retention and treatment of complaints received by the Company from employees and others regarding accounting, internal accounting controls or auditing matters and questionable practises relating thereto; and

(ii) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.
4.23    reviewing and approving the Company’s hiring policies with respect to partners or employees (or former partners or employees) of either a former or the present external auditor;
4.24    pre-approving all non-audit services to be provided to the Company or any subsidiaries by the Company’s external auditor (the Chair of the Audit Committee has the authority to pre-approve in between regularly scheduled Audit Committee meetings any non-audit service of less than $50,000, however such approval will be presented to the Audit Committee at the next scheduled meeting for formal approval);
4.25    overseeing compliance with regulatory authority requirements for disclosure of external auditor services and Audit Committee activities;
4.26    establishing procedures for:
(i) reviewing the adequacy of the Company’s insurance coverage, including the Directors’ and Officers’ insurance coverage;
(ii) reviewing activities, organizational structure, and qualifications of the Chief Financial Officer (“CFO”) and the staff in the financial reporting area and ensuring that matters related to succession planning within the Company are raised for consideration at the Board;
(iii) obtaining reasonable assurance as to the integrity of the Chief Executive Officer (“CEO”) and other senior management and that the CEO and other senior management strive to create a culture of integrity throughout the Company;
(iv) reviewing fraud prevention policies and programs, and monitoring their implementation;
(v) reviewing regular reports from management and others (e.g., external auditors, legal counsel) with respect to the Company’s compliance with laws /regulations and treaty or contractual obligations having a material impact on the financial statements including, without limiting the foregoing:
(a)Tax and financial reporting laws and regulations;
(b)Legal withholding and reporting requirements;
(c)Environmental protection laws and regulations;
(d)Treaty, contractual or consultation obligations with First Nation, Inuit or Metis communities
(e)Other laws and regulations, both domestic and foreign where applicable, which may expose directors to liability; and
4.27    A regular part of Audit Committee meetings involves the appropriate orientation of new members as well as the continuous education of all members. Items to be discussed include specific business issues as well as new accounting and securities legislation that may impact the organization. The Chair of the Audit Committee will regularly canvass the Audit Committee members for continuous education needs and in conjunction with the Board education program, arrange for such education to be provided to the Audit Committee on a timely basis.
4.28    On an annual basis the Audit Committee shall review and assess the adequacy of this charter taking into account all applicable legislative and regulatory requirements as well as any best practice guidelines recommended by regulators or stock exchanges with whom the Company has a reporting relationship and, if appropriate, recommend changes to the Audit Committee charter to the Board for its approval.

5.    AUTHORITY AND RESOURCES
5.1The Audit Committee has the authority, without further approval of the Board of Directors to:
(a)engage independent legal counsel, consultants and other advisors (each, an “Independent Advisor”) as it determines necessary to carry out its duties;
(b)set and pay the compensation for any such advisors employed by the Committee, funded by the Company;
(c)communicate directly with external advisors and any other personnel of the Company; and
(d)have unrestricted access to any personnel and documents of the Company relevant to performance of the Committee's duties.
5.2The Committee shall be directly responsible for the appointment, compensation and oversight of the work of any Independent Advisor retained by the Committee. The Company must provide for appropriate funding, as determined by the Committee, for payment of reasonable compensation to any Independent Advisor retained by the Committee.
5.3Notwithstanding its authority to engage Independent Advisors, the Committee may select an Independent Advisor to the Committee only after taking into consideration, all factors relevant to that person’s independence from management, including the following:
(a)the provision of other services to the Company by the person that employs the Independent Advisor;
(b)the amount of fees received from the Company by the person that employs the Independent Advisor, as a percentage of the total revenue of the person that employs the Independent Advisor;
(c)the policies and procedures of the person that employs the Independent Advisor that are designed to prevent conflicts of interest;
(d)any business or personal relationship of the Independent Advisor with a member of the Committee;
(e)any stock of the Company owned by the Independent Advisor; and
(f)any business or personal relationship of the Independent Advisor or the person employing the Independent Advisor with an executive officer of the Company.
5.4    Notwithstanding the engagement of an Independent Advisor or the receipt of advice or recommendations from such an Independent Advisor, the Committee:
(a)     will in no way be obligated to implement or act consistently with the advice or recommendations of the Independent Advisor; and
(b)    will at all times exercise its own judgment in the fulfillment of the duties of the Committee.
6.    MEETINGS
6.1    The quorum for a meeting of the Audit Committee is a majority of the members of the Audit Committee.
6.2    The Chair of the Audit Committee shall be responsible for leadership of the Audit Committee, including scheduling and presiding over meetings, preparing agendas, overseeing the preparation of briefing documents to circulate during the meetings as well as pre-meeting materials, and making regular reports to the Board. The Chair of the Audit Committee will also maintain regular liaison with the CEO, CFO, and the lead external audit partner.

6.3    The Audit Committee will meet as often as required to discharge its duties and responsibilities under this Charter, which meetings will be held at least quarterly.
6.4    The Audit Committee will meet in camera separately with each of the CEO and the CFO of the Company at least annually to review the financial affairs of the Company.
6.5    The Audit Committee will meet with the external auditor of the Company in camera at least twice each year, at such time(s) as it deems appropriate, to review the external auditor’s examination and report.
6.6    The external auditor must be given reasonable notice of and has the right to appear before and to be heard at, each meeting of the Audit Committee.
6.7    Each of the Chair of the Audit Committee, members of the Audit Committee, Chair of the Board, external auditor, CEO, CFO or secretary shall be entitled to request that the Chair of the Audit Committee call a meeting which shall be held within 48 hours of receipt of such request to consider any matter that such individual believes should be brought to the attention of the Board or the shareholders.
7.    ACCOUNTABILITY
7.1    The Audit Committee will report, at least annually, to the Board regarding the Audit Committee’s examinations and recommendations.
7.2    The Audit Committee will report its activities to the Board to be incorporated as a part of the minutes of the Board meeting at which those activities are reported.
8.    MINUTES
8.1    The Audit Committee will maintain written minutes of its meetings.